

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

Via E-Mail
Mr. Michael Gilligan
Chief Financial Officer
PowerShares DB Commodity Index Tracking Fund
c/o DB Commodity Services LLC
60 Wall Street
New York, New York 10005

> **Re:** **PowerShares DB Commodity Index Tracking Fund**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-32726**

Dear Mr. Gilligan:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   In future Exchange Act periodic reports, please identify your authorized participants.

2.   We note your disclosure regarding position limits in the business, risk factors and MD&A sections. In future Exchange Act periodic reports, please identify the particular futures contracts comprising the Index in which the Fund is approaching or has reached the position limits. Also identify the Fund's investments in other futures contracts based on commodities that comprise the Index and in futures contracts based on commodities other than commodities that comprise the Index.

3.   We note your disclosure in the risk factor section regarding the risks to the Fund if it reaches the position limits on certain futures contracts, such as, the risk of limiting the size of the Fund which could affect the correlation of the price of the Fund's shares and

the net asset value of the shares or the risk that the Fund's performance may not fully replicate the changes in the level of the Index. To the extent that any of these risks materialize, please discuss in future Exchange Act reports.

4.   We note your risk factor disclosure regarding accountability levels. In future Exchange Act reports, please discuss whether the registrant exceeded the accountability levels during the reporting report, and if so, please discuss what actions were taken by the exchanges, if any, and how the registrant responded.

5.   We note your disclosure in the business and risk factors sections regarding contango and backwardization. Please expand your disclosure in future Exchange Act periodic reports to discuss in greater detail whether the futures market for the commodities that comprise your Index have been in contango or backwardization and any effect that this may have had upon the Fund's performance.

Item 1. Business, page 1

Index Composition, page 2

6.   We note your disclosure on page 2 regarding the rebalancing of the Index. To the extent such costs to rebalance your portfolio are material, please disclose such amounts in future Exchange Act periodic reports.

Signatures

7.   Please explain to us how the signatures provided comply with General Instruction D.2 of Form 10-K. Furthermore, please include the signature of your principal accounting officer or controller in future Exchange Act filings.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief